SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 5)

                     Santa Anita Realty Enterprises, Inc.
                         Santa Anita Operating Company

                               (Name of Issuer)

                                 Common Stock
                       (Titles of Classes of Securities)

                                  801209206
                                  801212101
                                --------------
                               (CUSIP Numbers)

                              W. Edward Scheetz
                    c/o Apollo Real Estate Advisors, L.P.
                         1301 Avenue of the Americas
                           New York, New York 10019
                          Telephone: (212) 261-4000
                 --------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               With a copy to:

                            Patrick J. Foye, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                              New York, NY 10022
                          Telephone: (212) 735-2274

                                April 8, 1997
            -----------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or
(4), check the following box: [ ]

            Check the following box if a fee is being paid with the statement: [ ]




                               SCHEDULE 13D


CUSIP NO.
          -----------------
----------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

----------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                   (b) |_|
----------------------------------------------------------------------------
3      SEC USE ONLY

----------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF

----------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d)  or 2(e)                                              |_|

----------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

----------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY    -------------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                989,900
      REPORTING      -------------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                     -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
----------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
----------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                           |_|
----------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating
----------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
----------------------------------------------------------------------------




                               SCHEDULE 13D


CUSIP NO.
          -----------------
---------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE ADVISORS II, L.P.
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |X|
                                                                  (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, OO
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

---------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY    ------------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                989,900
      REPORTING      ------------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                     ------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                          |_|
---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
---------------------------------------------------------------------------




                               SCHEDULE 13D


CUSIP NO.
          -----------------
--------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         KOLL ARCADIA INVESTORS, LLC

--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |X|
                                                                 (b) |_|
--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF

--------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                          |_|


--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

--------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY    -----------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                989,900
      REPORTING      -----------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                     -----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                       |_|
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating
--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------



                               SCHEDULE 13D


CUSIP NO. ----------------
-------------------------------------------------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       KOLL ARCADIA LLC

-------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |X|
                                                                (b) |_|
-------------------------------------------------------------------------
3      SEC USE ONLY

-------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC

-------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                       |_|

-------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY    -----------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                989,900
      REPORTING      -----------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                     -----------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             989,900
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       989,900
--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                      |_|
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.6% of Realty; 8.7% of Operating

--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       OO
--------------------------------------------------------------------------




 .     This Amendment No. 5 amends and supplements the following
Items of the Schedule 13D, as amended (the "Schedule 13D"), of Apollo Real Estate Advisors II, L.P., Apollo Real Estate Investment Fund II, L.P., Koll Arcadia Investors, LLC and Koll Arcadia LLC originally filed on October 24, 1996 with the Securities and Exchange Commission with respect to the Paired Common Stock of Santa Anita Realty Enterprises, Inc. and Santa Anita Operating Company. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

             Item 4 is hereby amended to include the following:

      On April 8, 1997, KAI and Colony each submitted a revised proposal to recapitalize the Companies (the "Revised Recapitalization"), providing up to $28.50 per Paired Share in cash to the Companies' stockholders. The proposals of KAI and Colony are separate and independent, and the obligations of KAI and Colony in connection with the proposed Revised Recapitalization are independent obligations and therefore not conditioned on each other. Neither KAI nor Colony have authorized the other to act as its agent and they are not intending to create any agency, partnership or similar relationship between them prior to the consummation of the Revised Recapitalization. KAI's and Colony's offers to consummate the Revised Recapitalization will only remain open through April 11, 1997. Principal terms of the proposed Revised Recapitalization include:

      RECAPITALIZATION CONSIDERATION. In the Recapitalization, the Companies would (i) pay a special cash dividend of $11 per Paired Share to all current shareholders (the "$11 Special Dividend") and (ii) commence a self-tender offer to purchase up to 5,600,000 Paired Shares (the "Self Tender") in which current stockholders of the Companies would have the option, in addition to payment of the $11 Special Dividend, to
(x) retain their existing Paired Shares, (y) receive $17.50 in cash per Paired Share or (z) receive per Paired Share an additional $12 in cash together with one warrant to purchase one Paired Share at $16.25 per Paired Share for a seven year period. None of KAI, Colony nor any of their affiliates intends to tender any Paired Shares in the Self Tender. In the Recapitalization, KAI and Colony would cause the Companies to distribute up to an aggregate of $237.6 million to stockholders of the Companies.

      TRANSACTION STRUCTURE. In connection with the Transaction, two newly formed limited liability companies will be formed by causing (i) Realty to contribute substantially all of its properties and assets, subject to substantially all of its liabilities, to a newly formed limited liability company (the "Realty LLC"), and (ii) Operating and its subsidiaries to contribute substantially all of their properties and operating assets, subject to substantially all of their liabilities, to another limited liability company (the "Operating LLC" and together with Realty LLC, the "LLCs"). In exchange for contributing their assets to the LLCs, the Companies shall receive the number of LLC units equal to the current number of outstanding Paired Shares. Such LLC units would not be publicly traded but would be subject to the same pairing restrictions as the Paired Shares. Substantially all future business activities of the Companies will be conducted through the LLCs as the operating entities.

      TRANSACTION EQUITY FINANCING. To consummate the Recapitalization, subsequent to the payment of the $11 Special Dividend, (i) KAI would purchase 4,909,091 common units of the LLCs (the "LLC Units") at a price equal to $11 per LLC Units, or $54 million in the aggregate, and (ii) Colony would purchase 3,272,727 Units, or $36 million in the aggregate. The LLC Units would be exchangeable on a one-for-one basis into Paired Shares, subject to REIT ownership limitations.

      In addition, (i) KAI would purchase 1,615,385 convertible pre-ferred LLC units or shares of convertible preferred stock (the "Preferred LLC Units") at $13 per Unit, or $21 million in the aggregate, and (ii) Colony would purchase 1,076,923 Preferred LLC Units at $13 per Unit, or $14 million in the aggregate. Distributions on the Preferred LLC Units would accrue at 12% per annum for three years and then become payable on a current basis. The Preferred LLC Units would be convertible by the holder into Paired Shares at $13 per share (a conversion ratio of one-to-one) and will be convertible (at a conversion ratio of one-for-one) at the Companies' option on or after the third anniversary of the issuance date.

      DEBT FINANCING. A nationally recognized financial institution has indicated its interest in loaning up to $200 million to Realty LLC. Such amount will include (i) a four year loan of $95 million, with interest floating monthly at a premium over one-month LIBOR, secured by, among other things, a first mortgage lien on the Santa Anita racetrack, improvements (the "Racetrack") and surrounding land (the "Excess Land"); and (ii) a two year loan of up to $40 million, with interest floating monthly at a premium over one-month LIBOR, secured by, among other things, 100% of the proceeds from sales of certain non-core assets of the Company, excluding the Racetrack and Excess Land. Approximately $60 million of such loan will be used for general business purposes. Realty would guarantee such loans.

      STAND-BY PURCHASE. Gotham Partners, L.P. has committed to pur-chase on a stand-by basis up to 5,600,000 warrants, for $5.50 per warrant, or up to $30.8 million in the aggregate (the "Gotham Warrants") less specified fees. Each Gotham Warrant will entitle Gotham to purchase one Paired Share or one LLC Unit, at the election of the Companies, for a seven year period at $16.25 per security, as adjusted. To the extent that Gotham purchases Paired Shares through the exercise of the Gotham Warrants, the Companies will have the right to purchase a corresponding number of LLC Units at $16.25 per LLC Unit, as adjusted. Pursuant to the terms of the Letter Agreement, Gotham would purchase from the Companies one Gotham Warrant for each Paired Share purchased by the Companies pursuant to the $17.50 all cash election under the Self-Tender. It is not expected that Gotham would tender any Paired Shares into the Self-Tender.

      FORWARD PURCHASE. Pursuant to the terms of a letter of intent, dated as of April 8, 1997, by and among KAI, Colony and Franklin Mutual Advisors, Inc. ("Franklin"), Franklin will make a forward purchase commitment to purchase from KAI and Colony at cost, immediately upon the consummation of the Revised Recapitalization, 15% of the aggregate amount of the LLC Units and Preferred LLC Units purchased by KAI and Colony pursuant to the terms of the Revised Recapitalization (the "Franklin Forward Purchase"). It is not expected that Franklin would tender any Paired Shares into the Self-Tender.

      In addition, Gotham has the right to purchase from KAI, Colony and Franklin, at cost, immediately following consummation of the Franklin Forward Purchase, $6.7 million in the aggregate of the LLC Units and Preferred LLC Units purchased by KAI, Colony and Franklin pursuant to the terms of the Revised Recapitalization and the Franklin Forward Purchase. Furthermore, in the event the aggregate purchase price of the Gotham Warrants to be acquired by Gotham less specified fees (such difference, the "Net Equity Investment") is less than $20 million, then Gotham would be entitled to co-invest on the same economic basis with KAI, Colony and Franklin in the equity of the Companies and the LLCs for a total investment in such equity of $20 million less the Net Equity Investment.

      GOVERNANCE. Following the completion of the Recapitalization, the Boards of Directors of the Companies would consist of 11 persons, of whom
(i) three would be representatives of KAI, (ii) three would be representatives of Colony, (iii) three would be independent directors,
(iv) one is expected to be a representative of Gotham and (v) one is expected to be a representative of Franklin. The LLCs will each have a Board of Member Representatives which will replicate the composition of the Boards of the Companies. In addition, upon consummation of the Recapitalization, the Companies will appoint certain new executive officers.

      On April 10, 1997, a representative of KAI indicated that each of KAI and Colony was prepared to enhance the terms of the Revised Recapitalization by increasing to up to $30.50 the aggregate amount of cash provided to the Companies' stockholders and increasing the purchase price of the LLC Units from $11 to $13 per LLC Unit. A representative of KAI also informed a representative of Morgan Stanley that such revised offers would be open until 10:00 a.m., West Coast time on April 11, 1997. Following the failure of the Companies to respond, KAI and Colony allowed their enhanced offer to expire.

      In light of the failure of the Companies to respond to KAI's enhanced offer, KAI is considering various alternatives available to it.

Item 7. Material to be filed as Exhibits.

            Item 7 is hereby amended to include the following:

            (3)  Letter, dated April 8, 1997, from KAI and Colony to the
                 Companies.

            (4)  Press Release, dated April 11, 1997.



                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 10, 1997

                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                        By:   Apollo Real Estate Advisors II, L.P.
                              Managing Member

                        By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                              By:  /s/ Michael D. Weiner
                                  -------------------------------
                              Name:  Michael D. Weiner
                              Title: Vice President,
                                     Apollo Real Estate Capital
                                     Advisors II, Inc.

                  APOLLO REAL ESTATE ADVISORS II, L.P.

                        By: Apollo Real Estate Capital Advisors II, Inc. General Partner


                              By:  /s/ Michael D. Weiner
                                  --------------------------------
                              Name:  Michael D. Weiner
                              Title: Vice President,
                                     Apollo Real Estate Capital
                                     Advisors II, Inc.

                  KOLL ARCADIA INVESTORS, LLC

                        By:   Apollo Arcadia LLC
                              Member


                              By: /s/ Michael D. Weiner
                                  -------------------------------
                              Name:  Michael D. Weiner


                  KOLL ARCADIA LLC

                              By:  /s/ James C. Watson
                                   ------------------------------
                              Name:       James C. Watson